UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Enclosure: A press release dated April 11, 2024, announcing the power purchase agreement signed between STMicroelectronics and Centrica Energy.

PR N°: C3249C

STMicroelectronics and Centrica Energy sign long-term agreement for the supply of electricity produced from renewable sources in Italy

•       10-year contract for energy produced by a new solar farm in Italy

•	PPA will support 2027 carbon neutral and 100% renewable energy sourcing goals of semiconductor manufacturer with 2 large-volume manufacturing sites in Italy

Geneva (Switzerland) and Aalborg (Denmark), April 11, 2024 – STMicroelectronics, (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and Centrica Energy Trading A/S (“Centrica Energy”) announced today that they have signed a ten-year Power Purchase Agreement (PPA) for the supply of renewable energy to its operations in Italy, starting January 2025. The agreement is based on the sale by Centrica of approximately 61 GWh of renewable energy per year, produced by a new solar farm in Italy. In Italy, ST operates two high-volume semiconductor manufacturing sites in Agrate (near Milan) and Catania as well as multiple R&D, design, and sales and marketing sites.

Geoff West, EVP and Chief Procurement Officer, STMicroelectronics, commented: “This second power purchasing agreement in Italy marks yet another important step towards ST’s goal of becoming carbon neutral in its operations (Scope 1 and 2 emissions, and partially scope 3) by 2027, including the sourcing of 100% renewable energy by 2027. PPAs will play a major role in our transition. Starting in 2025, this PPA with Centrica will provide a significant level of renewable energy for ST’s operations in Italy, which includes R&D, design, sales and marketing and large-volume chip manufacturing.”

Kristian Gjerløv-Juel, Vice President for Renewable Energy Trading & Optimisation, Centrica, said: “We’re pleased to have signed this agreement with STMicroelectronics. Centrica Energy continues to expand its capabilities and through this collaboration we will bring renewable energy to one of Europe’s biggest technology companies. This agreement is another example of how Centrica is developing powerful value propositions for partners and customers globally."

More information about ST’s energy and climate change commitments is available here.

About STMicroelectronics
At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

About Centrica Energy

Centrica Energy is the trading and optimisation arm of Centrica plc, operating out of eight offices across all time zones to move energy from source to use. We are a leading provider of energy management and optimisation services to business, in addition to managing commodity risk and providing wholesale market access for the Centrica group. We have 16 GW of capacity under contract in Europe of which approximately 80% is renewable assets.  Our mission is to drive the green transition while offering sustainable and predictable energy costs for suppliers and offtakers. In short, we call ourselves energy movers by nature.

CONTACTS

STMicroelectronics

INVESTOR RELATIONS

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

Centrica

MEDIA RELATIONS

media@centrica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 11, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience